SAFRAN

SIÈGE SOCIAL

RECEIVED

2006 OCT 16 P 3: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 11, 2006

06017419

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

Dlw 10/17

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

RECEIVED
2006 OCT 16 P 3:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

I. PRESS RELEASES

October 9, 2006 – CFM56 engine sets new record, with 1,772 orders

October 10, 2006 – SAFRAN reports consolidated sales at September 30, 2006

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

Press release

SAFRAN REPORTS CONSOLIDATED SALES AT SEPTEMBER 30, 2006

Paris, October 10, 2006

The SAFRAN Group reported consolidated, adjusted pro forma (1) sales for the nine months ended September 30, 2006 of **8,074 million euros**, **an increase of 8%** over the same period in 2005. At constant size and exchange rates, the increase would have been 10.4%.

Millions of euros	**Sept. 30, 2005**	**Sept. 30, 2006**	**Change (%)**
Aerospace Propulsion	3,162	3,602	+ 13.9%
Aircraft Equipment	1,818	1,912	+ 5.2%
Defense Security	845	1,001	+ 18.5%
Communications	1,648	1,559	- 5.4%
Consolidated sales	**7,473**	**8,074**	**+ 8.0%**

Aerospace Propulsion

The Aerospace Propulsion branch's business remained buoyant, with strong growth in deliveries of both commercial aircraft engines and helicopter engines.

At September 30, 2006, orders for the CFM56 had already set a new record of 1,772, exceeding the previous record of 1,640 engine orders recorded in 2005. Sales of spares parts and services continued at a sustained level. The military and space sectors saw a slowdown in development activities for engines powering the M51 missile and the Ariane 5 ECA launcher.

Aircraft Equipment

Sales by the Aircraft Equipment branch, which no longer includes the actuator business, would have increased 7.1% at constant size and exchange rates. However, the growth rate nonetheless decreased because deliveries of nacelles already produced will only be booked when the A380 is certified.

Defense Security

At constant size, prior to consolidation of Orga, sales by the Defense Security branch would have increased 5.6%. The Navigation and Aircraft Systems business maintained a good growth rate. Excluding the smart card business, subject to strong pressure on prices, the security business would have posted growth of 16%.

(1) Sales are shown as if Sagem and Snecma had merged on January 1, 2004.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Communications
At constant size and exchange rates, the Communication branch would have posted a 5.1% increase in sales. The rise in mobile phone volumes could not offset strong pressure on prices. Sales by the broadband business rose 19%, primarily due to growth in sales of set-top boxes and residential terminals.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

CFM56 ENGINE SETS NEW RECORD, WITH 1,772 ORDERS

Paris, October 9, 2006 – The CFM56 aircraft engine has set a new sales record, with 1,772 engines ordered at September 30, 2006.

In other words, the CFM56 has already beat the previous annual record, of 1,640 engines ordered in 2005, with three months remaining in the year!

This outstanding performance reflects both the competitiveness of the CFM56 and continued strong growth in the aviation sector. Major recent orders include those from Ryanair and from Asian carriers such as Hainan Airlines of China.

The CFM56 engine consistently delivers value to its operators, due to the ongoing introduction of new technologies that reduce fuel consumption, emissions and maintenance costs. This approach is reflected in the new "Tech Insertion" improvement package, which was certified this year in both the United States and Europe, by the FAA and EASA, respectively, for the Airbus A320 and Boeing 737 jetliner families. Engines to this standard will enter revenue service in 2007.

CFM56 engines are produced and marketed by CFM International, a joint company of Snecma, part of the SAFRAN Group of France, and General Electric of the United States.

__SAFRAN__ is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr